UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange of 1934
(Amendment No. 51)

CNA Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126117-10-0
(CUSIP Number)

Gary W. Garson,
Senior Vice President and Secretary
Loews Corporation
New York, New York 10021
(212) 521-2920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	126117-10-0	Page 2 of 5

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
Loews Corporation
I.R.S. Identification No.: 13-2646102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC; SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		241,483,773

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		241,483,773

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,483,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.2%

14	TYPE OF REPORTING PERSON (See Instructions)

HC

Page 2 of 4 Pages

The following information amends and supplements certain information contained in the Schedule 13D of Loews Corporation, a Delaware corporation (“Loews”), as amended and restated by Amendments Nos. 1 through 50 thereto, relating to the common stock, par value $2.50 per share (the “Common Stock”), of CNA Financial Corporation, a Delaware corporation (“CNA”).

Item 3.  Source and Amount of Funds or Other Consideration.

The Information contained in Item 3 is hereby amended and supplemented by adding the following information:

The $264,520,000 purchase price for the shares of Common Stock acquired by Loews pursuant to the Retirement Agreement referred to in Item 4 below was paid by Loews as provided in the Retirement Agreement.

Item 4.  Purpose of Transaction.

The information contained in Item 4 is hereby amended and supplemented by adding the following information:

Pursuant to a Retirement Agreement dated August 1, 2006 between Loews and CNA, on August 8, 2006: (1) CNA acquired from Loews, and retired, the 7,500 shares of CNA’s Series H Cumulative Preferred Stock (“Series H Stock”) owned by Loews (constituting all of the Series H Stock) for $992,926,423.63, which is equal to the $100,000 per share liquidation preference of the Series H Stock plus all accumulated and unpaid dividends thereon as of the closing date; (2) Loews purchased from CNA 7,863,258 shares of CNA Common Stock at a price of $33.64 per share, or $264,520,000 in the aggregate; and (3) CNA and Loews entered into a registration rights agreement pursuant to which Loews has the right, on three occasions, to demand that CNA register up to an aggregate of 7,863,258 shares of Common Stock held by Loews for resale in a public offering and may request that CNA include those shares in certain registration statements that it may file in the future.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and supplemented by adding the following information:

On August 8, 2006, pursuant to the Retirement Agreement, Loews purchased 7,863,258 shares of CNA Common Stock for $264,520,000, or $33.64 per share. Loews currently owns directly 241,483,773 shares, or 89.2% of the outstanding CNA Common Stock.

Page 3 of 4 Pages

SIGNATURE

The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

August 9, 2006	By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President
and Secretary

Page 4 of 4 Pages